Exhibit 99.2
Merrill Lynch Technology Conference Immersion Technology Growth Continues amid Macro-economic Pressure San Francisco, July 18, 2008

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semi- conductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML - the world's largest supplier of lithography equipment Source: Semi & ASML Leadership in immersion for volume chip manufacturing Canon 11% ASML 65% Nikon 24% KLA Tencor Tokyo Electron Lam Research Applied Materials Revenue evolution Top 5 semiconductor equipment suppliers Market share 2007 ASML

Agenda Market Achievements Business summary Outlook

Market

Macro and sector trends Global economic environment not improving Logic/Foundry customer factory utilization rates remain high, especially for 300mm. Logic chip ASPs are rising but these customers are tightly controlling capex DRAM installed litho capacity is more or less stable. Customers mainly order leading-edge equipment for technology transitions, as slow price recovery does not entice customers to build additional capacity NAND prices remain low with uncertain seasonal end demand

Achievements

Q2 achievements Strong immersion performance with 16 immersion tools shipped in Q2 Increased market share in Japan Announced new high-productivity immersion system TWINSCAN(tm) XT:1950i Accomplished breakthroughs in EUV

Immersion is key in 2008 Shipped 30 immersion systems YTD Booked 20 immersion systems in Q2 Current backlog includes 27 immersion systems On track to nearly double immersion revenue in 2008 compared with 2007

More than 100 ASML immersion systems operating at 20 different customers; significant gains in H1 2008 Cumulative ASML immersion systems 33 8 11 3 19 8 9 1 7 5 6 14 3 11 8 33 27 1 8 9 6 19 21 4 22 5 7 12

New immersion product XT:1950i to ship Q1 2009 Key benefits Manufacturing performance increased by 25% over previous high-end system: smaller features (38 nm) creates 10% more wafer area, which results in the most powerful chips to date and more chips per wafer higher throughput speed further increases performance and cost-effectiveness more accurate overlay control, leading to better device yield improved cleanliness increases yield and reduces maintenance

25% more performance with TWINSCAN™ XT:1950i


Improved overlay performance options:
DCO ≤ 3.5 nm
SMO ≤ 4.0 nm
MMO ≤ 7.0 nm
Advanced lens control means improved imaging performance @ 38 nm resolution
Liquid particle counter option gives fast feedback and control of immersion water quality
Best-in-class immersion productivity (PEP & TOP options):
148 wph (300 mm)
125 x 16x32 x 30 mJ/cm²
Faster chuck swap
Faster measure cycle
iClean option boosts system cleanliness and reliability
ASML
TWINSCAN
XT:1950i

Market share Japan Technology drives ASML product acceptance Reinforced presence in Japanese memory market, as measured by unit volume shipped to Japan ASML KrF is showing clear advantage for CCD CMOS image sensor application ASML immersion systems selected by a Japanese consumer chip manufacturer - first shipment due in Q4 '08 ASML immersion systems selected by a Japanese microprocessor manufacturer - first shipment due in Q4 '08

Progress on EUV Productivity of EUV Alpha Demo tool is reaching target First functional SRAM device has been fabricated using the EUV Alpha Demo tool Light source suppliers are confirming roadmaps enabling system performance beyond 100 wph, needed for volume manufacturing tools (see next slide)

EUV: Energy/day planned to improve 100x during 2008 at multiple light source suppliers 0.0001 0.001 0.01 0.1 1 10 100 1000 10000 100000 Q3/07 Q4/07 Q1/08 Q2/08 Q3/08 Q4/08 Q1/09 Q2/09 Supplier A Supplier B Supplier C kJ/day Supplier A Supplier B Supplier C Avg power [W] Supplier A Supplier B Supplier C Operation/day [hrs]

Business summary

Solid Q2 results Net sales of &128; 844 million Gross Margin of 40%, Operating margin of 18% Cash generation from Operations &128; 130 million Shipped 16 immersion tools Booked 33 systems, valued at &128; 632 Backlog at &128; 1,106 million, 59 systems Record average selling price for new shipped systems of &128; 21.7 million

Decreased corporate tax rate in future Due to new tax law, income attributable to intangible assets (patents) is effectively taxed at a lower rate in the Netherlands Going forward this will result in a structurally lower effective corporate tax rate this year and beyond, estimated to be 20% on a normalized basis

Total net sales M&128; 1,543 2,465 2,529 3,597 3,768 * 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience. 3,768 3,597 2,529 2,465 1,543

Net system sales breakdown in value: Q2 2008 End-use Foundry 15% IDM 17% Numbers have been rounded for readers' convenience Technology KrF 5% i-Line 4% ArF dry 26% USA 18% Taiwan 15% Korea 31% Japan 23% Europe 3% China 7% Sales in Units Region Other 3% ArF immersion 65% ArF dry 26% Memory 68%

Numbers have been rounded for readers' convenience. Consolidated statement of operations M&128;

Key financial trends 2007 - 2008 Consolidated statement of operations M&128; * 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience.

Cash flow M&128; Numbers have been rounded for readers' convenience.

Balance sheet as of June 29th, 2008 M&128; Numbers have been rounded for readers' convenience.

79% of backlog or &128; 875 million system sales carry Q3 + Q4 shipment dates Q2 net bookings of 33 systems with a value of &128; 632 million including 29 new tools with an ASP of &128; 21.3 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of June 29th, 2008

Backlog: value and litho units Backlog units

Backlog lithography in value per June 29th, 2008 Total value M&128; 1,106 Technology i-Line 2% ArF immersion 68% KrF 10% ArF dry 20% Region USA 14% Taiwan 5% Korea 25% Other 5% Europe 15% China 9% End-use Memory 65% IDM 27% Foundry 8% Numbers have been rounded for readers' convenience Japan 27%

Outlook

ASML's business model in current environment Our gross margin target at &128; 900 million of quarterly sales is approx. 40% Gross margin is impacted by lower coverage of fixed cost at reduced sales volumes Price pressures will be dealt with through accelerated cost reductions (Manufacturing and SG&A cost flexibility and Supply base) and performance upgrades (TWINSCAN H version and new architecture introduction) Our R&D spend will not be substantially lower than &128; 130 million per quarter unless we fall below a &128; 3 billion annual sales level

Q3 2008 outlook ASML expects to ship 37 systems ASP for new + used systems expected to be &128; 15.6 million Gross margin approximately 38% R&D is expected at &128; 130 million net of credit SG&A is expected to decrease to &128; 52 million

Outlook As anticipated, our Q2 bookings increased to 33 systems versus 26 in Q1 with a high average selling price of &128; 19.2 million. Although, this level of orders is in line with our earlier expectation of a full year 2008 net sales decrease of about 10% versus 2007, the current macro-economic weakness may force our customers to focus only on technology transfers to immersion and delay capacity additions for non-leading edge processes In that case, our 2008 net sales may potentially drop by as much as 20% versus 2007. Still, demand for our latest immersion technology remains robust, with 80% of Q3 system revenues expected to come from the XT:1900i Following this trend, we expect immersion bookings in Q3 to be similar to that of Q2, but cannot easily guide on the number of orders for non- leading edge systems

Outlook continued We expect the 2009 lithography business to be supported by several positive trends. The DRAM ramp-up of 55 nm, the healthy revenue growth at our foundry customers - in particular on leading edge processes - and the transition to double patterning lithography by flash memory leaders will contribute to a positive development mid-term, although it is too early to forecast our 2009 business Therefore, in order to adapt to the uncertain overall economy and to the strong euro impact, we have reduced SG&A costs versus Q1 2008 by around 10% and are controlling manufacturing costs by utilizing our system of flexible working hours Furthermore, while maintaining our R&D investment level and our ability to meet short term demand pickup, we are executing a comprehensive efficiency program together with our supply base to provide the market with even more cost effective solutions